MO R S E , ZE L N I C K , RO S E & LA N D E R
A    L I M I T E D    L I A B I L I T Y    P A R T N E R S H I P
405 PARK AVENUE
NEW YORK, NEW YORK 10022-2605
212-838-1177
FAX – 212-838-9190

November 30, 2006

WRITER’S DIRECT LINE
(212) 838-8269

BY FEDERAL EXPRESS

Peggy Fisher, Esq.
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Universal Power Group, Inc.
Registration Statement on Form S-1
Filed September 12, 2006
File No. 333-137265

Dear Ms. Fisher,

          Reference is made to your comment letter, dated November 14, 2006, to Randy Hardin, Chief Executive Office of Universal Power Group, Inc. (“UPG” or the “Company”), with respect to the above-referenced registration statement (the “Registration Statement”) filed by UPG. We are filing this letter, together with Amendment No. 3 to the Registration Statement, in response to your comments. For ease of reference, your inquiries have been incorporated in this letter in bold type and precede our responses. If you have any questions regarding the responses to your comments, please feel free to call me at the number indicated above.

Competition, page 43

1.
We note your revised disclosure in the third bullet point on page 44. Please clarify what you mean by “[u]p to 50% or more. ” Does your inventory consist of “up to 50%” of products you are required to carry under your agreement with Brinks, or “50% or more”? Also, please tell us where which provision of your agreement with Brinks requires you to maintain this inventory level.

The disclosure has been revised by deleting the words “or more” and the words “are required to carry”. Under the agreement with Brinks, there is no express obligation to carry inventory.1 The obligation is to

1 Our responses are based on the Purchase Agreement dated June 1, 2004 with Brinks filed as exhibit 10.6 to the Registration Statement and the prior purchase agreement that was signed in 2002, which were the operative agreements for the years reflected in the financial statements included in the Registration Statement. On November 27, 2006 the Company and Brinks signed a new agreement dated as of November 22, 2006. The new agreement is virtually identical in all material respects to the old agreements. Where the terms of the new agreement are different than the terms of the old agreements and such differences relate to a comment, the differences will be noted in a footnote.

U.S. Securities & Exchange Commission
November 30, 2006

ship orders within 48 hours of receipt.2 In order to comply with this requirement, the Company generally carries up to two months worth of inventory for Brinks. The exact amount of inventory the Company carries at any one time to fulfill its obligations under the Brinks agreement varies from quarter to quarter and ranges from 40%-50% of its total inventory.

Financial Statements – page F-1

2.	Please refer to prior comment 31. Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X.

Amendment No. 3 includes the Company’s financial statements for the nine months ended September 30, 2006.

3.	We note that a forward stock split of 6.07404258 to 1 was effective October 25, 2006. Please revise all shares and per share amounts to retroactively adjust to reflect the stock split.

All share and earnings per share amounts in the financial statements and all financial information in the prospectus have been revised to give retroactive effect to the October 25, 2006 stock split.

Note B. Summary of Significant Accounting Policies, page F-9

Revenue Recognition, page F-11

4.	Please refer to prior comment 34. Explain in detail the buy-back agreement you have with customers discussed on page 39 and the impact this has on your revenue recognition.

The only customer with which the Company has a “buy-back” arrangement is Brinks. The disclosure on page 39 has been revised to clarify the limited nature of this buy-back arrangement. In terms of the Company’s revenue recognition policy, because the buy-back arrangement offers only limited protection to the Company, as discussed in our letter, dated October 26, 2006 in response to comment 36 and as will be discussed in more detail below in response to comment 5, while a relevant consideration, the limited buy-back arrangement does not outweigh the other indicators that support Gross Revenue Reporting.

Specifically, the buy-back arrangement only applies in a case where Brinks terminates the agreement prior to the expiration of its term. In that situation, the agreement provides that “Brink’s will purchase from UPG any and all remaining inventory procured by UPG pursuant to this Agreement,” which, in turn, means inventory procured by the Company to fulfill outstanding purchase orders issued by Brinks and the independent dealers who are authorized to sell and install Brinks’ security systems. That being the case, the Company has no buy-back protection upon early termination with respect to inventory not covered by unfilled purchase orders. The agreement further provides that the Company will ship goods against purchase orders issued under the Brinks agreement within two days. In order to make timely shipments, the Company must carry a significant amount of inventory – far in excess of what is required under purchase orders in hand at any particular moment in time. For example, at the present time the Company

2 Under the new agreement, the Company’s obligation is to ship within 24 hours of receipt of a purchase order.

U.S. Securities & Exchange Commission
November 30, 2006

is carrying approximately $7.5 million of inventory ordered to fulfill its obligations under the Brinks agreement and it only has orders in hand totaling $36,000.

The agreement supports the Company’s revenue recognition policy. As will be discussed in greater detail below in response to comment 5, the agreement explicitly provides that (i) the Company is the sole owner of the inventory; (ii) the Company alone bears the risk of loss of the inventory while the inventory is in its possession; (iii) the Company is the sole obligor for paying the manufacturers of these inventory items which the Company has purchased; and (iv) the Company alone bears the entire risk of collection from each and every purchaser to whom it ships the inventory items. The Company believes that the buy-back provision regarding unsold inventory, in the event of an early termination by Brinks of this multi-year supply agreement, is a reasonable commercial term which is not inconsistent with the conclusion that the Company owns this inventory and properly reports revenue on a gross basis.

5.
We have considered your response to our prior comment 34. We are still uncertain how you have determined that it is appropriate to recognize revenue on a gross basis under EITF 99-19. Specifically, we note the purchase agreement with Brink’s included as Exhibit 10.6, states, (i) as requested by Brink’s, UPG, as Brink’s agent, shall procure components . . . from manufactures specified by Brink’s with whom Brink’s negotiated contracts, (ii) these prices remain firm throughout the term of the purchase agreement and (iii) in the event of a return, Brink’s shall pay a restock charge. Specifically address each of the factors of EITF 99-19 and tell us how you applied such factors in determining the appropriate accounting treatment for your arrangement with Brink’s. Additionally, revise your disclosure to expand on the discussion of your relationship with Brink’s and the specific criteria that you are relying upon in order to account for the revenues under this arrangement on a gross basis. Also, we note on page 28 that you provide Brink’s with battery recycling at no extra charge. Please explain how you account for this service.

The Company believes that, substantively, it is the owner and reseller of its inventories and therefore properly reports revenue on a gross basis. This is true as well with respect to those inventory items that the Company purchases and resells in fulfillment of its obligations under its multi-year supply agreement with Brinks. Accordingly, the Company believes that the indicia supporting Gross Revenue Reporting far outweigh, both in terms of absolute numbers and importance, the indicia supporting Net Revenue Reporting.

           Before we specifically address the points raised in the comment letter and the criteria in EITF 99-19, we think it is helpful to highlight the following key considerations:

  First, while this agreement does refer to the Company as “Brink’s agent” in one instance, this does not reflect the substance of the agreement or the working relationship between the parties. Rather, it is simply an inartful way of referring to the Company as the other “contracting party” with Brinks under the agreement.3 Clearly, the substance of the agreement supports the conclusion that the Company operates as a principal and not as a mere agent of Brinks as regards the inventories governed by the agreement. In terms of the agreement itself, the following provisions clearly indicate that the Company is not Brinks’ agent. (i) Pursuant to Section 1(b) ofthe Agreement and paragraphs 3, 4 and 5 of Exhibit A to the agreement, the Company provides Brinks with a warranty, an indemnity and coverage under its product liability insurance policy on

3 Most significantly, in the new agreement the Company is no longer described as “Brink’s agent”.

U.S. Securities & Exchange Commission
November 30, 2006

  many of the items it sells to Brinks.4 While in some cases, Brinks is only the beneficiary of the manufacturer’s warranty, which, alone, does not conclusively indicate a principal-agent relationship. Normally, a purchasing agent would not be providing any warranty to its principal. (ii) Under Section 2 of the agreement, “UPG shall have no authority to enter into contracts or other commitments on Brinks’ behalf or to represent or bind Brinks in any way.” Although the parties can agree otherwise, typically an agent does have authority within the scope of its agency to bind the principal. (iii) Section 8 of the agreement clearly provides that UPG bears the risk of loss until the items it sells to Brinks are delivered to Brinks. Typically, an agent would not bear any risk of loss and would only be liable for acts of gross negligence and willful misconduct.5

  Second, under its agreement with Brinks, the Company receives purchase orders from Brinks and from independent, third-party dealers who are authorized to sell and install Brinks’ security systems. The Company’s acceptance of these purchase orders creates a binding contract of sale between two contracting principals. None of the documentation regarding these transactions refers to the Company as Brinks’ agent. All of the documentation relating to the Company’s purchase of inventory items from its vendors indicates that the Company is the sole and exclusive owner of these goods. Brinks’ name does not appear anywhere on the documentation between the Company and its vendors. All invoices for purchased goods are delivered by the vendors to the Company and the Company pays its vendors directly and is solely responsible for such payment. All Bills of Lading list the Company as owner.

  Third, Section 8 of the Brinks agreement clearly provides that the Company has the risk of physical and financial loss of all inventory items which the Company purchases from its suppliers. Under the agreement, risk of loss does not pass until these items are shipped by the Company and are received by Brinks or the dealer who issued the purchase order. Accordingly, the Company insures its inventories against fire, water and other damage at its own expense. The only protection the Company has is in the event Brinks elects to terminate the agreement prior to its stated term. In that event, Brinks would be obligated to “purchase any and all remaining inventory procured by UPG under this Agreement.” This is a reasonable commercial provision given the fact that Brinks is electing to terminate the agreement prematurely. On the other hand, if the agreement were to expire by its own terms, Brinks would have no obligation to purchase any unsold inventory and the Company would have to find another buyer. As a practical matter, because of the volume of the Brinks account and because the Company is obligated to ship within two days of receipt of a purchase order, the Company carries a significant amount of inventory to fulfill the purchase orders it receives (both from Brinks and from Brinks’ independent third-party dealers) pursuant to the agreement – far in excess of its obligations under purchase orders in hand. So there is real financial risk to the Company. For example, at the present time the Company is carrying approximately $7.5 million of inventory for sale to Brinks and it only has orders in hand totaling $36,000.

  Fourth, the risk of collection for goods shipped and delivered by the Company is borne entirely by the Company; there is no indemnity or “hold harmless” from Brinks ensuring the Company

4 These provisions apply with respect to those items that the Company buys from its own suppliers, as opposed to Brinks-designated suppliers. With respect to items purchased from Brinks-designated suppliers, Brinks is the beneficiary of the manufacturer’s warranty. As will be discussed in greater detail below, most of the items the Company sells to Brinks are sourced from the Company’s own suppliers. See paragraph “Fifth”.
5 This point is discussed in greater detail below under paragraph “Third”.

U.S. Securities & Exchange Commission
November 30, 2006

  against non-payment, and this applies, as well, to goods delivered to Brinks authorized dealers pursuant to purchase orders issued by them directly to the Company.

  Fifth, most of the items that the Company sells to Brinks are not sourced from suppliers that have been designated by Brinks and with which Brinks has negotiated prices; and most of the suppliers from which the Company purchases items that it sells to Brinks have not been designated by Brinks. In total, Brinks purchases approximately 900 items from the Company, which the Company sources with 86 suppliers. Only seven, or 8% of these 86 suppliers, have been designated by Brinks (and with which Brinks has negotiated prices) and these seven suppliers furnish approximately 360 items, or 40% of the 900 items that the Company sells to Brinks. With respect to those items that the Company sources from its suppliers that have not been designated by Brinks, the Company is free to charge Brinks whatever it believes is reasonable.

  Sixth, a very limited number of the items that the Company purchases from Brinks-designated suppliers are proprietary or unique to Brinks. However, nothing in the Brinks agreement prohibits the Company from using any of the items it purchases from Brinks-designated suppliers in non-Brinks products or selling them directly to customers other than Brinks.

  Seventh, in order to fill the orders it receives from Brinks and the independent Brinks authorized dealers, the Company, in turn, purchases and inventories the necessary items from various manufacturer/vendors. As mentioned above, even with respect to those items that the Company purchases from Brinks-designated suppliers, the substance of the business relationship between the Company and Brinks goes significantly beyond that of a mere purchasing agent. Were the Company a mere purchasing agent, it would simply re-ship purchased inventory items to Brinks or their authorized dealers in the same condition or form in which the Company received them from its suppliers. That is simply not the case. The Company assembles items from various suppliers into “kits”. These kits include some of the major alarm system components and other items that are used to install Brinks security systems. Less than 30% of the items included in completed kits are purchased by the Company from Brinks’ designated suppliers.

In addition, we note that you raised two other specific points with respect to the Brinks agreement. The first of these remaining points is the fact that the prices under the Brinks agreement remain firm throughout the term. (We note that the Brinks agreement was, in fact, amended in November 2005 to provide for price increases on some items.) However, supply contracts typically provide for fixed pricing throughout their term. Naturally, the Company has ample opportunity to review these prices and determine whether or not to be bound by them for a fixed period at the time it first negotiates and enters into its agreement with Brinks. In other words, the Company has “reasonable latitude within economic constraints” to negotiate pricing prior to the time it enters into this agreement. In addition, a majority of the items that the Company sells to Brinks are sourced from the Company’s suppliers that have not been designated by Brinks. As to those items, the Company has complete discretion over pricing. So this particular feature should not be a strong indicator of net revenue reporting in light of the other factors discussed above. Also, as noted above, most of the items that the Company sells to Brinks and Brinks dealers under the agreement – 60% -- are not purchased from Brinks designated suppliers with whom Brinks has negotiated prices. As to these items, the Company negotiates prices directly with its suppliers.

The last point specifically mentioned in your comment relates to the issue of “restocking” charges. The agreement provides that if Brinks cancels an order for any reason and the Company returns the goods to the manufacturer, Brinks must reimburse the Company for any restocking charges imposed by the

U.S. Securities & Exchange Commission
November 30, 2006

manufacturer against the Company. There is a divergence between what the agreement says and what has been the practice between the parties. In fact, the Company imposes a restocking charge on Brinks regardless of whether it returns the goods to the manufacturer. Restocking charges are standard commercial practice in these types of relationships and should not be viewed as indicating that Brinks is the owner of the goods.

In terms of the specific criteria set forth in EITF 99-19, we think it is clear that after analyzing the Brinks agreement in light of the indicators of gross revenue reporting and the indicators of net revenue reporting, there are no strong indicators of net revenue reporting. To the contrary, there are strong indicators of gross revenue reporting. Moreover, none of the indicators of net revenue reporting are present.

INDICATORS OF GROSS REVENUE REPORTING:

-	The Company is the primary obligor in the arrangement:

º
The Company receives purchase orders from Brinks and from independent dealers authorized to install Brinks security systems. The Company, in turn, submits its purchase orders, in its own name, to suppliers. This is the procedure whether or not the supplier has been designated by Brinks. The goods are shipped to the Company. Title to the goods passes to the Company. Suppliers bill the Company for the goods. The Company pays for the goods out of its own funds. The Company pays the shipper. The Company insures the goods. The Company assembles various inventory items into kits on the Company’s premises. When the kitting process is completed, the Company ships the kits and the other items designated in the purchase order to the purchaser and invoices the purchaser. When these goods are delivered to the purchaser, title passes from the Company to the purchaser, either Brinks or an independent Brinks dealer, whoever originally issued its purchase order to the Company.

-	The Company has general inventory risk:

º
The Company owns the goods from the moment they are shipped from the manufacturer until they are delivered to the purchaser. As previously discussed, the Company generally maintains two months of inventory on hand to fulfill its obligations to Brinks and Brinks independent authorized dealers. Thus, quantities purchased are in excess of purchase orders on hand from Brinks and Brinks independent authorized dealers. The Company has general inventory risk as the items are maintained in inventory prior to customer order. If the goods were to be destroyed while in the Company’s possession, whether or not the Company was negligent, the Company would bear the entire risk of loss and would have to replace those goods at its own expense. The Company insures the goods at its own cost. In addition, the Company must pay for the goods out of its own funds and bears the entire risk of collection when it resells the goods.

-	The Company has latitude in establishing price:

º
Although the agreement does provide that the prices for goods furnished by the seven Brinks-designated suppliers remain firm throughout the agreement term, the Company still has “reasonable latitude within economic constraints” to establish prices. First, the Company and Brinks negotiated extensively over pricing prior to entering into the agreement. Second, historically, the prices that Brinks pays the

U.S. Securities & Exchange Commission
November 30, 2006

Company, including the prices for those items that the Company purchases from Brinks-designated suppliers, have been revised during the term of the agreement. Third, the agreement fixes prices only with respect to approximately 40% of the items Brinks purchases from the Company. The balance of the items are sourced independently by the Company and the Company negotiates prices directly with the suppliers and sets the price it charges Brinks. Finally, the Company’s margin on its overall Brinks business is approximately 12%, which is certainly reasonable and an indication that it is acting as more than a mere purchasing agent.

-	The Company changes the product or performs part of the service:

º
The major components that the Company purchases to fulfill its obligations under its agreement with Brinks are assembled and packed into kits. The kits include the major security system components and other materials used to install Brinks’ security systems. Some of the items in the kits are purchased from Brinks designated suppliers and some are not.

-	The Company has discretion in supplier selection:

º
Under its agreement, the Company is required to purchase certain items from suppliers that have been designated by Brinks. The Company sells approximately 900 items to Brinks, which it buys from 86 suppliers. Only seven of these suppliers have been designated by Brinks and only 360 items are purchased from these seven suppliers. As to the remaining 540 items – 60% of the total – the Company has complete and absolute discretion to determine the suppliers as long as general quality parameters are met.

-	The Company is involved in the determination of product specifications:

º
With respect to those items that the Company sources with its own suppliers – approximately 60% of the items it sells to Brinks – the Company determines the product specifications. Even with respect to those items which the Company purchases from Brinks-designated suppliers, Brinks affords the Company the opportunity to introduce alternate and improved specifications.

-	The Company has physical loss inventory risk:

º
From the time the goods are shipped from a supplier to the Company until the Company, in turn, delivers those goods (packaged separately or in kits) to its customers, namely Brinks or an independent Brinks dealer, the Company bears the risk of physical loss should the product be damaged, destroyed or lost. The Company incurs the cost to insure against this risk.

-	The Company has credit risk:

º
The Company contracts with suppliers for the production of goods. The Company, not Brinks, is obligated to its suppliers. The Company pays its suppliers out of its own funds and must pay its suppliers regardless of whether the sales price is fully collected from Brinks or the Brinks dealer. The Company borrows significant amounts under its line of credit and incurs significant interest expense because of the volume of purchases it makes to fulfill its obligations under the Brinks agreement. Further, the Company has no recourse against Brinks for non-payment of goods sold by the Company to Brinks’ independent dealers.

U.S. Securities & Exchange Commission
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INDICATORS OF NET REVENUE REPORTING:

-	The supplier (not the Company) is the primary obligor in the arrangement:

º
There is no privity of contract between the Company’s suppliers and Brinks, whether or not the supplier is one that Brinks has designated. The Company is the sole and primary obligor under this arrangement. The Company is solely responsible for the purchase, fulfillment and delivery of the orders placed with the Company by Brinks and Brinks’ independent authorized dealers. Moreover, one of the Company’s primary obligations under the agreement and pursuant to the purchase orders it receives, is to assemble kits from some of the inventory items that the Company purchases. No supplier has that obligation. Accordingly, we do not believe this net indicator is met.

-	The amount the Company earns is fixed:

º
Under the EITF, this indicator is present “if the company earns a fixed dollar amount per customer transaction regardless of the amount billed.” Clearly, that is not the case here. Under the agreement, the Company invoices a purchaser based on the quantity and type of items purchased. Every purchase order involves a different mix of items. Some purchase orders may involve items that are purchased from both Brinks-designated suppliers and other Company suppliers. Other purchase orders may involve items that are purchased from either category of supplier but not both. As to items purchased from suppliers that have not been designated by Brinks, the gross margins are different. In addition, the number of items purchased and the quantities of each item differ from purchase order to purchase order. Finally, the kits that the Company assembles include items purchased by the Company from Brinks-designated suppliers as well as other Company suppliers. Thus, the dollar value of each purchase order is different and the gross profit on each purchaser order will vary. Accordingly, this indicator of net revenue reporting is not present.

-	The supplier (and not the Company) has credit risk:

º
The Company has the credit risk that Brinks and Brinks’ authorized dealers, will pay for the goods, which have been ordered by them from the Company and delivered to them by the Company. The Company does not collect the sales price until it has first delivered goods to its customer -- Brinks or a Brinks dealer. Under the agreement, the Company is obligated to give Brinks’ payment terms “net 30 days”. The Company has no obligation to give the Brinks dealers those terms. In fact, the Company has complete discretion over the payment terms it offers to Brinks’ independent authorized dealers.

Finally, with respect to your comment regarding the Company’s recycling services, the Company acts as a facilitator rather than as the provider of the service. All the Company does is contact a battery recycler and coordinates the pick-up between the recycler and the Company’s customer. The Company never physically touches the batteries. There is no accounting related to this service as the Company’s coordination costs are de minimis. In fact, the recyclers are paid by the smelters directly. Since the recycling service has no significant P&L impact on the Company, the reference to that service on page 27 of the prospectus has been deleted.

U.S. Securities & Exchange Commission
November 30, 2006

As you requested in your comment, the discussion of the Company’s revenue recognition policy in the notes to its financial statements has been revised to include a more detailed analysis of the applicability of the criteria set forth in EITF 99-19. In addition, revisions have been made to various disclosures in the narrative portion of the prospectus to address some of the points raised in this response and to eliminate any confusion regarding the issue.

Note F. Related Party Transactions, page F-14

6.
Revise to disclose the terms of the related party note, including maturity date and interest rate. Also, discuss the triggering events that would cause the note to be immediately due and payable, as disclosed on page 35.

See new Note L – Subsequent Events – which has been added to disclose the terms of the related party note. In this connection, we note that the definitive terms of this note will not be determined until the effective date of the Registration Statement.

7.	We also note that immediately before the effective date of this offering, you will declare a dividend estimated to be $2 million to Zunicom. Revise here or in a subsequent event footnote to disclose.

See new Note L – Subsequent Events – which has been added to disclose the terms of the dividend note. In this connection, please note that the maturity date of the note and the payment dates cannot be definitively determined until the effective date of the Registration Statement is known.

Exhibits

8.	We reissue prior comment 39 and note that, for example, exhibits 10.5(c), 10.5(d) and 10.10 were not executed by all the parties to those agreements.

The agreements in question were executed by all the parties thereto but conformed signatures were not always presented. The agreements have been refiled with properly conformed signatures.

9.
We note that you have requested confidential treatment for portions of exhibit 10.6. We will review and provide any comments on your request separately. Please resolve all comments regarding your request before requesting acceleration of the effectiveness of this registration statement.

Your comment is noted.

Very truly yours, Morse, Zelnick, Rose & Lander LLP /s/ Joel J. Goldschmidt